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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SCUDDER INTERMEDIATE GOVERNMENT & AGENCY TRUST (KGT)

(Name of Issuer)

Shares of Benefical Interest, par value $0.01 per share

(Title of Class of Securities)

811163 10 4

(CUSIP Number)

Leslie J. Croland, Esq.
Edwards & Angell, LLP
350 East Las Olas Blvd., Suite 1150
Ft. Lauderdale, Florida 33301
(954) 727-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811163 10 4			Page 2 of 8

1.	Name of Reporting Person: Otter Creek Partners I, L.P.		I.R.S. Identification Nos. of above persons (entities only): 65-0273189

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,215,700

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,215,700

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,215,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.58%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 811163 10 4			Page 3 of 8

1.	Name of Reporting Person: Otter Creek International Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,359,843

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,359,843

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,359,843

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.94%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 811163 10 4			Page 4 of 8

1.	Name of Reporting Person: Long Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 35-1940885

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,400

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.02%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 811163 10 4	Page 5 of 8

Item 1. Security and Issuer

This Amendment No. 2 to Statement on Schedule 13D (this “Amendment”) amends and supplements the Statement of Schedule 13D filed with the Securities and Exchange Commission on January 18, 2005 (the “Original Statement”), and Amendment No. 1 thereto filed on January 21, 2005 (as amended by this Amendment, the “Statement”), on behalf of Otter Creek Partners I, L.P., a Delaware limited partnership (“OCP”), Otter Creek International, Ltd., a British Virgin Islands international business company (“OCI”) and the Long Family Limited Partnership, an Indiana limited partnership (“LFLP”) (sometimes collectively referred to herein as the “Reporting Persons”) and relates to the common stock, $0.01 par value (“Common Stock”), of Scudder Intermediate Government & Agency Trust, a Massachusetts trust (the “Issuer”).

According to the Issuer’s Semi-annual Report filed September 8, 2004, the number of outstanding shares of Issuer Common Stock as of June 30, 2004 was 33,996,171 shares. The address of the principal executive offices of the Issuer is Deutsche Asset Management of the Americas, 345 Park Avenue, New York NY 10154-0010, Attention: Vincent J. Esposito, Managing Director.

Item 3. Source and Amount of Funds or other Consideration

Since January 15, 2005, OCP paid $2,110,695 from its working capital to purchase the 308,200 additional shares of the Issuer reported herein.

Since January 15, 2005, OCI paid $4,096,591 from its working capital to purchase the 598,251 additional shares of the Issuer reported herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

The purpose of the transactions was to increase the Reporting Persons ownership interest in the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following information:

OCP owns 1,215,700 shares of beneficial interest of the Issuer constituting approximately 3.58% of the outstanding common stock.

OCI owns 2,359,843 shares of beneficial interest of the Issuer constituting approximately 6.94% of the outstanding common stock.

CUSIP No. 811163 10 4	Page 6 of 8

LFLP owns 6,400 shares of beneficial interest of the Issuer constituting approximately .02% of the outstanding common stock.

Since January 15, 2005, the Reporting Persons acquired shares of beneficial interest as set forth below. All such shares were acquired through brokers’ transactions.

SHARES ACQUIRED BY OCI

Trade Date	Number of Shares	Price Per Share
1/18/2005	17,825	6.7156
1/19/2005	33,600	6.7118
1/20/2005	50,600	6.7138
1/21/2005	26,800	6.7100
1/24/2005	13,200	6.7301
1/26/2005	3,400	6.7300
1/27/2005	1,600	6.7600
1/28/2005	4,500	6.7846
1/31/2005	20,138	6.8149
1/31/2005	400	6.7900
2/1/2005	9,300	6.8081
2/2/2005	7,600	6.8200
2/2/2005	4,488	6.8200
2/3/2005	6,700	6.8100
2/4/2005	6,600	6.8500
2/7/2005	11,400	6.8647
2/10/2005	500	6.8800
2/11/2005	291,200	6.9019
2/14/2005	5,400	6.8800
2/16/2005	54,000	6.8510
2/17/2005	14,800	6.8500
2/18/2005	14,200	6.8400

SHARES ACQUIRED BY OCP

Trade Date	Number of Shares	Price Per Share
1/18/2005	9,100	6.7156
1/19/2005	17,400	6.7118
1/20/2005	26,000	6.7138
1/21/2005	13,800	6.7100
1/24/2005	6,800	6.7301
1/26/2005	1,800	6.7300
1/27/2005	900	6.7600
1/28/2005	2,300	6.7846
1/31/2005	10,300	6.8149
2/1/2005	5,000	6.8081
2/2/2005	4,000	6.8200
2/3/2005	3,400	6.8100
2/4/2005	3,400	6.8500
2/7/2005	8,200	6.8647
2/10/2005	200	6.8800
2/11/2005	150,000	6.9019
2/14/2005	2,800	6.8800
2/16/2005	27,900	6.8510
2/17/2005	7,600	6.8500
2/18/2005	7,300	6.8400

CUSIP No. 811163 10 4	Page 7 of 8

As a group, the Reporting Persons own 3,581,943 shares of beneficial interest of the Issuer representing approximately 10.54% of the outstanding shares of beneficial interest, based upon the Issuer’s Semi-annual Report to Shareholders.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit A.	Joint Filing Agreement and Power of Attorney *

Exhibit B.	Letter dated January 21, 2005 *

*	Previously filed.

CUSIP No. 811163 10 4	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2005

OTTER CREEK PARTNERS I, L.P.
By:	Otter Creek Management, Inc.,
its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.
By:	/s/ R. Keith Long
R. Keith Long, Director

LONG FAMILY LIMITED PARTNERSHIP
By:	/s/ R. Keith Long
Jack Long, General Partner